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                     FORM 12b-25 NOTIFICATION OF LATE FILING
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                             SEC FILE NUMBER 0-14835

                              CUSIP NUMBER 89377820



                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


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(Check One): [X] Form 10-K/10-KSB [  ] Form 20-F [  ] Form 11-K [  ] Form 10-Q/
10-QSB [  ] Form  N-SAR
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For  Period  Ended:  January  31,  1998
[ ]  Transition  Report on Form 10-K
[ ]  Transition Report on Form 20-F
[ ]  Transition Report on Form 11-K
[ ]  Transition Report  on Form 10-Q
[ ]  Transition  Report  on Form  N-SAR For the  Transition
     Period Ended:__________________________
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Read  Instruction (on back page) Before  Preparing  Form.  Please Print or Type.
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Nothing  in this  form  shall be  construed  to imply  that the  Commission  has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
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PART 1--REGISTRANT INFORMATION (Official Text)
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Full Name of Registrant: Transnational Industries, Inc.
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Former Name if Applicable: Not applicable
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Address of Principal Executive Office (Street and Number): P0 Box 198, Route One
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City, State and Zip Code: Chadds Ford, Pennsylvania 19317

PART II--Rules 12b-25(b) AND (c) (Official Text)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)
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 (a)      X
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The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

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 (b)      X
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The subject annual report,  semi-annual report,  transition report on form 10-K,
Form 10KSB, Form 20-F, 11-K, Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
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(c)
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The  accountant's  statement or other exhibit required by Rule 12b-25(c) has been attached if applicable. PART III--NARRATIVE (Official Text) State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 20F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach Extra Sheets if Needed)

On May 1, 1998 the Registrant had technical difficulties in the electronic transmission of its Form 10-KSB for the year ended January 31, 1998. The form 10-KSB has been filed by electronic transmission and accepted at 8:04 PM on May 1, 1998 after the 5:30 PM deadline. We do not know whether this filing will ultimately be deemed timely or not. To the extend that the filing is determined to have been made on Monday May 4, then the failure to file by Monday May 1, 1998 was due to technical difficulties in the electronic transmission process.

PART IV--OTHER INFORMATION (Official Text) (1) Name and telephone number of person to contact in regard to this notification

 Paul L. Dailey      610           459-5200
       (Name)    (Area Code)  (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the
Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No
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(3) Is it anticipated that any significant  change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statement to be included in the subject report or portion thereof?
 [  ]Yes [X] No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Transnational Industries, Inc.
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(Name of Registrant as Specified in Charter) has caused this  notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:  May 4, 1998

By: /s/ Paul L. Dailey
       Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form. ATTENTION
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Intentional  misstatements  or omissions  of fact  constitute  Federal  Criminal
Violations             (See             18             U.S.C.             1001).
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                      GENERAL INSTRUCTIONS (Official Text)
1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934. 2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files. 3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered. 4. Amendments to the notification must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification. 5. Electronic Filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T (ss. 232.201 or ss. 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss. 232.13(b) of this chapter). (Amended by Sec Act Rel No 7122, Exch Act Rel No 35113, eff. 1/30/95).